Filed Pursuant To Rule 433
Registration No. 333-158105
August 19, 2009
Gold demand slides from start of year as optimism perks up
MarketWatch
Brittany Levine
August 19, 2009
Investment demand for gold has increased since a year ago but tapered off from the start of the year, pointing to healthier times for the overall economy, said the World Gold Council Wednesday in a report on second-quarter gold trends.
Investment demand rose 46%, to 242 metric tons in the second quarter of 2009 from 152 metric tons in the year-ago period, according to the report. But demand fell 63% from 600 metric tons in the first quarter of this year.
That decline in gold purchases coincided with investors’ perceptions that the financial system was stabilizing, reducing the attraction of the precious metal that frequently acts as a safe place to park cash in turbulent times. .
As volatile economic conditions begin to calm, gold may keep current investors but have a hard time attracting new ones as appetites for risk increase, said George Milling-Stanley, the World Gold Council’s managing director.
“There are some signs, they’re a little patchy and not in every country, that the beginning of a recovery in the world economy is coming,” he said. Those signs have hurt investment demand.
Still, Stanley says: “That will be good for jewelry demand, which has been very depressed in the last three quarters.”
Total demand for gold dropped 9% — or $1.4 million — in the three months ending in June from a year ago, dragged down by a 22% retreat in jewelry consumption. This is the first time in more than two decades that investment demand has outpaced jewelry demand, Milling-Stanley said.
In times of good economic health, people tend to buy jewelry. In volatile times, people tend to buy gold as an investment.
The report shows investors are turning away from exchange-traded funds, which track day-to-day prices of gold. Demand for ETFs rose sharply in the first quarter of this fiscal year compared to the same quarter last year as questions over the strength of some of the biggest U.S. banks sparked a flight out of U.S. stocks and a move into gold, the U.S. dollar, and other safe-haven assets.
Since the end of March, however, investment in gold has retreated as confidence in a recovery increases.
“I would not be surprised to see investors pull away from ETFs,” said Mark Hansen, director of price risk management at CPM Group, a precious metals consulting firm. “It’s probably unlikely to see the pace of accumulation of precious metals we saw earlier this year. The reasons to own gold are becoming less clear.”
The high volume of ETF investments were driven by the downfall of financial firms such as Lehman Brothers Holdings Inc. (LEHMQ, US) in 2008, Hansen said.

Second-quarter ETF investment increased 56% compared to the year-ago period, but has dropped 86% since the first quarter. ETF demand rose 84% in the first quarter of 2009 compared to the year-ago period.
Milling-Stanley said he doesn’t think the drop in ETF investment will encourage investors to sell gold — which would drive prices down — unless they “used gold as a parking lot for investment funds” during earlier financial volatility.
“If that was the case, they might consider selling. But most of the investment we’ve seen is long-term investment. It’s investors looking for that extra level of diversification in their portfolio,” he said.
But Hansen from CPM group said he foresees ETF investment and overall gold demand dropping off even more because there “hasn’t been a lot of adverse news lately.”
Holdings in SPDR Gold Trust (GLD, US), the biggest gold ETF, have been decreasing lately. Last Friday they stood at 1,065.49 metric tons, down nearly 70 metric tons from the record 1,134 metric tons hit in early June.
The Commodity Futures Trading Commission recently announced it is considering tighter regulation on ETFs because of the suspicion that their popularity has led to wild swings in the prices of commodities such as oil.

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